Exhibit 12.1

THE TRADE DESK, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED

CHARGES

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2016	2015	2014	2017
Fixed charges:
Interest expense(1)	$2,878	$1,141	$611	$1,290
Estimated interest component of rent expense(2)	1,598	733	400	2,331

Total fixed charges	$4,476	$1,874	$1,011	$3,621

Earnings available for fixed charges:
Pre-tax income (loss)	$43,834	$29,855	$(943)	$35,589
Add: Fixed charges	4,476	1,874	1,011	3,621

Total earnings available for fixed charges	$48,310	$31,729	$68	$39,210

Ratio of earnings to fixed charges	10.8	16.9	— (3)	10.8

Deficiency of earnings available to cover fixed charges	—	—	$(943)	—

(1)	Loss on extinguishment of debt of $197 and $232 was excluded from the years ended December 31, 2016 and 2014, respectively.
(2)	One third of rent expense was included in the calculation as it is a reasonable approximation of the interest component.
(3)	Earnings in the year ended December 31, 2014 were inadequate to cover fixed charges. Additional earnings of $943 in the year ended December 31, 2014 would have been necessary to bring the ratio for this period to 1.0.